Exhibit 17.1

May 24,2016  8:00 am

Mr. Lewis Pell
Mr. Howard Zauberman
Dr. Cheryl Pegus
As Directors of Cogentix Medical

Dear Sirs and Madam:

This letter serves as my resignation from the Board of Directors of Cogentix Medical, in conjunction with the letter delivered yesterday. To the extent permissible, my resignation is effective immediately or at the time specified in the letter delivered yesterday. This letter is intended as a stand-alone resignation or at a minimum as a supplement to the letter delivered yesterday. I had several days ago informed Mr. Rob Kill, then Chairperson of the Board and Mr. Jim Stauner, then lead independent director, that I would resign effective immediately upon any events leading to Mr. Pell having control of the Board, a course of action which has now been embarked upon.

My reasons for resigning are well-known to each of you and involve very fundamental disagreements with Mr. Pell and the Company, now controlled by Mr. Pell, over the direction and management of the Company. As noted by ISS, it is completely inconsistent with the best interests of the shareholders for a very large creditor of the Company, Mr. Pell, to be on the Board, much less in control of the Company. Mr. Pell has by numerous past remarks indicated that he is incapable of separating his interests as a creditor from the best interests of all the shareholders.

Mr. Pell's control in my opinion means the Company will return to being run as Vision Sciences was-in its entire existence there was zero return to shareholders; financial and internal controls were very weak; there were frequent changes of ineffective senior management; product lines were allowed to decay and product quality was often poor; there was no strategy at all to address the Vision Sciences struggles and Mr. Pell filed excessive expense reports while that company had little or no cash. This evidence of how Vision Sciences was managed, when applied to Cogentix, will likely lead to the same lack of return for shareholders.

Mr. Pell has also, in my opinion, constantly displayed personal characteristics that make it inappropriate for him to be on any public company board. He has failed to read Board materials and to prepare for board meetings. He has belittled, demeaned and been rude to other Board members. He spends most of his time at board meetings interacting with his cell phone. He has interfered with senior executives' ability to effectively manage the company. He has unduly interfered with business development opportunities.

Mr. Pell has articulated no alternative strategy for the Company and in fact it appears that the entire course of events over the last year leading to his gaining control is based on nothing more than vindictiveness springing from a personal dislike for a senior executive of the Company. Based on all these circumstances, I could never spend one minute on a Board controlled by Mr. Pell nor could I ever envision that such a Board would function in the best interests of the shareholders.

Sincerely yours,

Kevin H. Roche